Exhibit 11.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Offering Statement of Landa App 2 LLC on Form 1-A Amendment No. 7 of our report dated April 27, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the combined financial statements of Landa App 2 LLC in total and for each series of the Landa App 2 Series Group (“Series”), as disclosed in Note 1 (collectively the “Company”) as of December 31, 2021, and for the period June 15, 2021 (inception) to December 31, 2021, which report appears in the Offering Statement, which is part of this Offering Circular. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

September 9, 2022